SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     RYANAIR CALLS FOR URGENT ACTION TO PREVENT MELTDOWN OF EUROPE'S AIR TRAFFIC CONTROL (ATC)

ATC STAFF SHORTAGES/STRIKES CRISIS IS DISRUPTING MILLIONS OF PASSENGERS THIS SUMMER

Ryanair, Europe's largest airline, today (14 June) called for urgent action by the EU Commission and European Governments to arrest the alarming deterioration in Europe's ATC services during the months of May and June, and prevent a full meltdown of ATC services this summer.

In May 2018:

●    Over 117,000 flights were delayed with 61% (over 71,000 flights) due to ATC staff shortages and strikes.

●    Over 56,000 flights were delayed more than 15 minutes, a fourfold increase on the 14,000 flights delayed more than 15 minutes in May 2017.

●    Weather delays accounted for 39% (45,000 flights), a fourfold increase in the 11,000 weather delays of May 2017.

●    Strangely, a majority (almost 60%) of these weather delays took place on Fridays and Saturdays rather than the other 5 days of the week, which suggests that ATC providers are using adverse weather to cover their staff shortages.

●    The EU target delay for 2018 is an average of 0.5 minutes per flight. However, the current forecast for 2018 is now heading towards 1.5 minutes per flight, nearly treble the EU target.

●    In May, Ryanair cancelled just over 1,000 flights, almost all due to ATC staff shortages and strikes. This was 24 times the 43 flights cancelled in May 2017.

●    In May, EasyJet cancelled 974 flights compared to just 117 in May 2017.

●    In May, IAG CEO Willie Walsh said: "The thing most impacted is ATC strikes and the ongoing ATC environment, which is a mess. It is destroying traffic throughout Europe. We thought it would get better in 2018 but it's getting worse".

Ryanair's CEO Michael O'Leary said:

"Yet again this weekend, French ATC will strike on Saturday and Sunday leading to hundreds of flights being cancelled, disrupting the holiday plans of thousands of passengers. Many of these flights don't even touch France, yet they will be disruptive because French ATC requires airlines to cancel overflights while they protect French domestic routes. Europe's airlines are also suffering thousands of ATC delays/cancellations because of staff shortages especially in German and UK ATC providers. These disruptions are unacceptable, and we call on the UK and German Governments, and the EU Commission to take urgent and decisive action to ensure that ATC providers are fully staffed and that overflights are not affected when national strikes take place, as they repeatedly do in France.

Europe's ATC providers are approaching the point of meltdown with hundreds of flights being cancelled daily simply because they don't have enough staff to deal with them. The situation is particularly acute at weekends where British and German ATC providers are hiding behind adverse weather and euphemisms such as "capacity restrictions" when the truth is they are not rostering enough ATC staff to cater for the number of flights that are scheduled to operate.

Urgent action must now be taken by the UK and German Governments, and the EU Commission, otherwise thousands more flights and millions of passengers will be disrupted, particularly in the peak months of July and August, unless this ATC staffing crisis is addressed".

ENDS

For further information
please contact:
Robin Kiely                             Piaras Kelly
                                        Ryanair DAC                          Edelman Ireland
                                        Tel: +353-1-9451949               Tel: +353-1-678933
press@ryanair.com                   ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 14 June, 2018

By:___/s/ Juliusz Komorek

Juliusz Komorek
Company Secretary